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18006090

SEC
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Section

MAR 01 2018

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14953

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aon Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph Street
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Murphy — 312-381-4905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Peter F. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aon Securities Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
NANCY JEAN KRAS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-22-2020

Nancy Jean Kras
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aon Securities Inc.

Statement of Financial Condition

December 31, 2017

Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Aon Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aon Securities Inc. (the Company) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since at least 2001, but we are unable to determine the specific year.

Chicago, Illinois
February 27, 2018

Aon Securities Inc.

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	17,705,082
Demand note receivable from affiliate		171,246,011
Receivable from affiliates		3,695
Receivable from customers		9,776,768
Interest receivable		19,473
Prepaid expenses		15,738
Total assets	$	198,766,767
Liabilities and stockholder's equity		
Liabilities:		
Payable to affiliates	$	68,318
Income taxes payable to affiliate		4,826,473
Deferred advisory fees		1,954,871
Accounts payable and accrued expenses		141,454
Total liabilities		6,991,116
Stockholder's equity:		
Common stock; 200 shares authorized;		
110 shares issued and outstanding		11,000
Additional paid-in capital		3,560,000
Retained earnings		188,204,651
Total stockholder's equity		191,775,651
Total liabilities and stockholder's equity	$	198,766,767

See Notes to Statement of Financial Condition.

Aon Securities Inc.

Notes to Statement of Financial Condition

December 31, 2017

1. Organization and Operations

Aon Securities Inc. (the Company), a New York Corporation, is a registered broker-dealer and a registered investment adviser with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. The Company is also registered with the Ontario Securities Commission, the Municipal Securities Regulatory Board, and all 50 states' securities commissions. The Company is also a registered introducing broker, swap firm, commodity pool operator, and commodity trading adviser with the Commodity Futures Trading Commission (CFTC) and a member of the National Futures Association.

The Company is owned by Aon Group, Inc., an indirect wholly owned subsidiary of Aon Corporation which, in turn, is a wholly owned subsidiary of Aon plc (the Ultimate Parent).

The Company's capital market activities include structuring, underwriting, and/or participating in selling groups, for offerings of insurance linked securities, primarily catastrophe bonds; and financial advisory services.

The Company's broker-dealer activities include selling variable products, institutional distribution of non-affiliated mutual funds, consulting services, and secondary market trading of insurance-linked securities on an agency basis.

The Company's PathWise Solutions Group provides advice, consulting, and other services to assist insurance companies in the management of their portfolios of variable annuities. These services may include the sale of licenses to use the Company's proprietary software.

The Company clears its clients' insurance-linked securities transactions on a fully disclosed basis through Pershing LLC and all other securities and certain insurance transactions on a fully disclosed basis through Raymond James & Associates, Inc.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held with banks and other financial institutions. Money market funds are recorded at fair value.

Securities Transactions

Securities transactions are recorded on a trade-date basis. The Company buys and sells (riskless principal basis) certain insurance-linked debt securities in the secondary market.

Recently Issued Accounting Pronouncements

In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2016-18, Restricted Cash. This ASU will amend the guidance in Accounting Standards Codification ("ASC") Topic 230, Statement of Cash Flows, and is intended to reduce the diversity in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendments within this ASU will require that the reconciliation of the beginning-of-period and end-of-period cash and cash equivalents amounts shown on the statement of cash flows include restricted cash and restricted cash equivalents. If restricted cash and restricted cash equivalents are presented separately from cash and cash equivalents on the statement of financial condition, an entity will be required to reconcile the amounts presented on the statement of cash flows to the amounts on the statement of financial condition. An entity will also be required to disclose information regarding the nature of the restrictions. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 with early adoption permitted. ASU 2016-18 will be effective for the Company's fiscal year beginning January 1, 2018. The adoption of ASU 2016-18 will change the manner in which restricted cash and restricted cash equivalents are presented in the Company's statement of financial condition.

2. Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

In February 2016, FASB issued ASU 2016-02, Leases. This ASU will supersede the guidance in ASC Topic 840, Leases. Under ASU 2016-02, for lease arrangements exceeding a 12 month term, a lessee will be required to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 will retain a distinction between finance and operating leases; however, the principal difference from the previous guidance is that lease assets and liabilities arising from operating leases will be recognized in the statement of financial position. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee will not significantly change from current GAAP. The accounting applied by a lessor will be largely unchanged from that applied under current GAAP. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and will require an entity to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Therefore, ASU 2016-02 will be effective for the Company's fiscal year beginning January 1, 2019. Early adoption is permitted. The Company is currently assessing the impact this ASU will have on the Company's statement of financial condition.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and, (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Therefore, ASU 2014-09 will be effective for the Company's fiscal year beginning January 1, 2018. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. Subsequent to issuing ASU 2014-09, the

2. Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2014-09. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2014-09.

The Company plans to adopt the revenue recognition standard as of January 1, 2018. The guidance does not apply to revenue associated with financial instruments, such as interest revenue, which is accounted for under other GAAP. Accordingly, the Company does not expect the adoption of this standard to impact net interest revenue. The Company has not identified any material changes in the timing of revenue recognition. The Company has selected a modified retrospective transition method and does not expect the adoption of this standard to have a material impact on its statement of financial condition, including the incremental costs of obtaining contracts, gross versus net reporting, and additional disclosure requirements.

3. Fair Value Measurements

Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*, defines fair value as the price that would be received to sell an investment or paid to transfer a liability in a timely transaction with an independent buyer in the principal market or, in the absence of a principal market, the most advantageous market for the investment or liability. ASC Topic 820 establishes a three-tier hierarchy of fair value measurements based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

Accounting standards establish a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair values as follows:

Level 1 – Observable inputs, such as quoted prices for identical assets in active markets

Level 2 – Inputs other than quoted prices for identical assets in active markets that are observable either directly or indirectly

Level 3 – Unobservable inputs in which there is little or no market data that requires the use of valuation techniques and the development of assumptions

As of December 31, 2017, investments in money market mutual funds with a fair value of $16,433,164 were measured using observable prices (Level 1) and classified as cash and cash equivalents in the statement of financial condition.

4. Income Taxes

The Company is included in Aon Corporation's consolidated federal income tax return and all state income tax returns where it is required. Federal and state income taxes have been provided for at an agreed-upon rate, which approximates the amounts that would be due if the Company was filing separate returns. The difference between the statutory tax rate of 35% and the Company's effective tax rate of 40% is due to state income taxes.

The Company has no unrecognized tax benefits. The Company does not expect unrecognized tax benefits to change significantly over the next 12 months. The Company's position is to recognize interest and penalties related to unrecognized income tax benefits, if any, in its provision for income taxes.

The Company has concluded all US federal income tax matters for years through 2007. Material U.S. state and local income tax jurisdiction examinations have been concluded for years through 2005. The years that follow are open for examination by various tax authorities.

On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Reform Act") was enacted. The Tax Reform Act includes a number of changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate from 35% to 21% for tax years beginning after December 31, 2017. The Tax Reform Act did not have a material impact on the Company's statement of financial condition in 2017.

5. Related-Party Transactions

The Company has a demand note agreement with Aon Corporation under which the Company's excess cash is loaned to Aon Corporation and recalled, as needed, to fund underwritings. At December 31, 2017, the note has a balance of $171,246,011. The note accrues interest at a variable rate of One Month US Dollar LIBOR plus 0.1 percent, which was 1.66% at December 31, 2017. The note is recorded at cost, which approximates fair value. The note, including accrued interest, is due and payable on demand.

Payables to affiliates arise when insurance commissions due to an affiliate are initially collected by the Company. Such amounts are generally settled on a quarterly basis. Intercompany receivables and payables with the same affiliate are presented on a net basis. The amounts of $3,695 and $68,318 presented as receivable from affiliates and payable to affiliates, respectively, at December 31, 2017, are the results of the transactions described in this paragraph.

In April, 2017, the Company borrowed $208,000,000 from Aon Corporation on an unsecured one-day loan to fund an underwriting. There were no outstanding borrowings at December 31, 2017.

6. Net Capital and Other Requirement

The Company, as a broker-dealer registered with the SEC, is subject to the Uniform Net Capital rule of the SEC (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2017, net capital was $10,389,101, which was $9,923,027 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 0.67 to 1. Advances to affiliates and dividend payouts may be subject to certain notification and other provisions of Rule 15c3-1.

7. Other Matters

The Company is a party to various administrative proceedings, legal actions and claims. Based on investigations to date, and advice from legal counsel, the Company believes that any such legal actions are without merit. While the ultimate results of any such proceedings against the Company cannot be predicted with certainty, the Company believes that the resolution of any of these matters will not have a material adverse effect on its financial position or results of operations.

8. Subsequent Events

On January 2, 2018, the Company advanced an additional $3 million to Aon Corporation under the demand note agreement.

The Company has evaluated subsequent events through February 27, 2018, the date this statement of financial condition was issued, with no other events noted that would require recognition or disclosure in the statement of financial condition.

STATEMENT OF FINANCIAL CONDITION

Aon Securities Inc.
December 31, 2017
With Report of Independent
Registered Public Accounting Firm